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Astris Energi Inc. · 6-K · For 10/07/04, On 10/07/04
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: October 07, 2004

Commission File Number: 0-31481

ASTRIS ENERGI INC.



(Translation of registrant's name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2

(Address of principal executive office)

Registrant's telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-_____

1

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number
1.	Press release, dated October 07, 2004	3

EXHIBIT 1

ASTRIS ENERGI REPORTS S.R.O. PRODUCTION LINE SUCCESS

MISSISSAUGA, ONTARIO, CANADA, October 7, 2004 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), the world's leading alkaline fuel cell (AFC) technology company, reported today that it has completed construction of Phase 1 of its pilot production line and preliminary production trial runs are meeting expectations.

The pre-commercial production line for Astris' POWERSTACK™ MC250 alkaline fuel cell stacks was built at Astris' 30%-owned (soon to be 100%-owned) affiliate Astris s.r.o. in Vlasim, Czech Republic. The semi-automatic line provides a ten-fold increase in production capacity and a more efficient and accurate production of components and final assembly than was previously possible with hand assembly, with a resulting increase in quality control. So far the production trials have been successful, meeting and in some cases exceeding expectations. As a result, Astris s.r.o. is on target to ramp up to 100kW of capacity per year with one shift and reach the 200kW level in 2005.

The POWERSTACK™ MC250 fuel cell modules are the backbone of Astris' series of Portable Power Generators, including the quiet, emission-free 2.4kW Model E8, which recently had its successful North American debut in Toronto. Astris' MC250 fuel cell module is unique in the industry. It is platinum free and operates even in sub-zero temperatures, making it both cost-effective and reliable.

"The production line is the only one of its kind in the world," said Jiri Nor, President and CEO. "It will give us a steady supply of MC250 modules to fill our current backorders and the capacity to meet future demand. As we gear up production, our priority will be to get demonstration product units into the hands of potential larger venture partners for evaluation and prototyping. Successful joint ventures and partnerships will drive future production."

About Astris Energi Inc.
Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Over the past 21 years, more than $17 million has been spent to develop Astris' alkaline fuel cell for commercial applications. Astris is commencing pilot production of its POWERSTACK™ MC250 technology in 2004. Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company's website at www.astris.ca.

Forward-Looking Statements
Any statements in this release that are not statements of fact may be considered "forward looking statements" as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Loyola Financial Services
Shareholder Services
Ph: 619-209-6068
Fx: 619-209-6071
Email: ASRNF@4lfs.com
Web: http://www.4lfs.com/
Astris Energi Inc.